U.S. Securities and Exchange Commission
                   Washington, D.C. 20549

                     Amended Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                           ISSUERS
  Under Section 12(b) or (g) of the Securities Act of 1934

             Commission File Number:  000-13846

               STRATEGIC ALLIANCE GROUP, INC.
       (Name of Small Business Issuer in its charter)


          Florida                         75 14 33 000
(State or other jurisdiction of  (I.R.S. Employer Identification No.)
 incorporation or organization)

      3551 S.W. Corporate Parkway
           Palm City, Florida                       34990
 (Address of principal executive offices)         (Zip Code)

  Issuer's telephone Number,    (772) 283-4490

  Securities to be registered under Section 12(b) of the Act:

                                                   None

  Securities to be registered under Section 12(g) of the Act:

               Common Stock  ($.10 Par Value)

                      (Title of class)

  Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  [ X ]  YES       [   ]   NO

  Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained to the best of registrants knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-SB or
  any amendment to this Form 10-SB.    [ X ]

  State the issuer's revenue for the most recent fiscal year.
  $0.00

  State the aggregate market value of the voting stock held by
  non-affiliates computed by reference   to the price at which
  the stock was sold, or the average bid and asked price of such, as of a specified date within the last 60 days: $213,750 based
  on the average of the closing bid and asked   obtained from the
  Pink Sheets Electronic Quotation Service on December 31, 2002.

  State the number of shares outstanding of each of the Issuer's classes of common equity as of the latest practicable date. As of December 31, 2002:

        Common Stock   475,000,000 shares

 Transitional Small Business Disclosure Format  YES [   ]   NO  [X ]

                     TABLE OF CONTENTS

  Item 101  - Description of Business
  Item 102  - Description of Property
  Item 103  - Legal Proceedings
  Item 201  - Market Price of and Dividends on the Registrant's
              Common Equity and Related Stockholder Matters
  Item 202  - Description of Securities
  Item 303  - Management's Discussion and Analysis or Plan of
              Operation
  Item 304  - Changes in and Disagreements with Accountants
  Item 310  - Financial Statements
  Item 401  - Directors and Executive Officers, Promoters and
              Control Persons
  Item 402  - Executive Compensation
  Item 403  - Security Ownership of Certain Beneficial Owners and
              Management
  Item 404  - Certain Relationships and Related Transactions
  Item 601  - Index of Exhibits:
            Exhibit A)     Contract of Merger - See Item 303
            Exhibit B)     Results of the Stockholders Vote by
                           Rogoff and ADP
                           Approval for Merger and Name Change
            Exhibit C)     Amendment for Restated Articles of
                           Incorporation
            Exhibit D)     Amendment for Reverse Split of Common
                           Shares - Dated August 24, 1999
            Exhibit E)     Amendment for Authorization of Common
                           Shares - Dated August 26, 1999

  PART  I.
  Statements contained in this Form that are not historical
  facts are forward looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995.
  Such forward-looking statements are subject to risks and
  uncertainties, which could cause actual results to differ
  materially from original estimates. Such risks and uncertainties are detailed in filings with the Securities And Exchange
  Commission, including without limitation in Items 101
  "DESCRIPTION OF BUSINESS"  303  MANAGEMENT'S PLAN   OF OPERATION".

  ITEM  101  DESCRIPTION OF BUSINESS
  (a) Business Development.
  This filing by Issuer of an Amended Form-10 SB is being made on the advice of the SEC examiner who considered an amendment necessary to the original Form 10-SB filed on November 15, 1999 and its financial statements filed on November 17, 1999. As explained herein, Issuer elected, in the second fiscal quarter of 1995, to become a non-reporting company in order to issue shares of common capital stock under SEC Regulation D-504.
  In November, 1999, Issuer's management decided to revert to the status of a reporting company and thus keep the listing it enjoyed on the OTC Bulletin Board.

  Issuer intends to voluntarily file periodic reports in the event its obligation to file such reports is suspended under the Exchange Act. Issuer also wishes to make known that it has filed all necessary periodic reports and is current in all its reporting obligations.

  Eutro Group Holding, Inc. which changed its name to Strategic Alliance Group, Inc., as described below, and which will be hereinafter referred to a Issuer, was incorporated under the laws of the State of Florida in September, 1991. In that month, Issuer acquired Bio-Analytic Laboratories, Inc. Issuer was the holding company and Bio-Analytic Laboratories, Inc. its only wholly owned operating subsidiary.

  On May 6, 1998, Issuer sold Bio-Analytic Laboratories, Inc. to Cypro Environmental Group, Inc., a private corporation incorporated under the laws of the State of Florida. As consideration, Issuer received 500,000 shares of Cypro common stock that it valued at $1,000,000. The basis for the valuation of these shares of Cypro was provided by Cypro and after fine tuning by extended arms length negotiations was agreed to by Issuer. As a result of receiving these 500,000 shares, Issuer held a 24.3% of Cypro. Issuer distributed 185,010 Cypro shares to Issuer's shareholders as an asset distribution. This asset distribution reduced its interest in Cypro to 15.3%. These remaining Cypro shares were utilized to partially reduce Issuer's liabilities.

  Bio-Analytic Laboratories, Inc. was divested because it was a continuing financial burden and a drain on the limited financial and management resources of Issuer. As of the date of this filing, Issuer has no shares of Cypro and since May 6, 1998, Issuer has not had an operating subsidiary.

  On May 17, 1999, negotiations were concluded by which Issuer would have been merged with Ivy Entertainment.Com, Inc. As consideration for this acquisition, Issuer would have issued and exchanged 8,575,000 shares of its common stock after it had undergone a 1 for 250 reverse split, to the sole stockholder of Ivy, Richard Gladstone, in exchange for 1000 shares of the common stock of Ivy Entertainment.Com, Inc. This would have been the total issued and outstanding common stock of Ivy. The shares of Issuer common stock received by Richard Gladstone pursuant to the acquisition agreement would have been restricted legend stock as defined by Rule 144 of the Securities Act and would have made Gladstone the majority stockholder as well as a director of Issuer.

  A crucial clause in the acquisition agreement between Issuer and IVY was that Richard Gladstone, IVY's sole stockholder, guarantees that IVY would have a minimum of $5,000,000 in tangible assets when the merger was completed.

  A meeting of Issuer's shareholders was held on August 10, 1999, in which the shareholders approved, among other matters, the reverse merger of Issuer and IVY by a vote of 15,672,577 for, 5,470,870 against and 1,255,114 abstaining.

  On February 9, 2001, as former Chief Executive Officer of the Issuer, Floyd D. Wilkenson sent Mark Colacurcio and Richard Gladstone a Termination Notice informing them that he was rescinding the merger due to a violation of the terms of the acquisition, specifically non performance of the acquisition terms with the major breach being the absence of the $5,000,000 in tangible assets on the part of Ivy. Mark Colacurcio was given ten (10) days to cure the matter. No cure was provided and so the Acquisition Agreement was declared null and void on February 20, 2001. ALL REFERENCES HEREIN TO A MERGER WITH IVY ARE FOR HISTORICAL PURPOSES ONLY.

   (b) Business Of Issuer
  Issuer offered consulting services to its subsidiary company
  and to other clients ranging from   small private companies to
  medium size public companies. It assisted companies to bring new products to market and provided sales and marketing advice to small and medium sized companies that planned on raising capital in public and private securities offerings. Issuer worked with company management in the development of a company business plan, in adopting a proper capital structure and in developing a consistent corporate story.

  Issuer specialized in financial public relations. It advised
  managements in the proper way to   disseminate their corporate
  story to the investing community thereby attracting the attention of stock-buyers to its shares. If the client was a private company,
  then the focus was to get its story   to the consumer so that the
  company was known, held in high esteem and its products preferred by the consuming public.

  Issuer's fee was divided into two parts, first, a cash payment to cover expenses and second a block of the client's common stock. If the client was not, and had no intention of becoming a public company, Issuer's entire fee was in cash. As a result
  of receiving compensation in this   manner, Issuer could benefit
  from any appreciation in the price of its clients shares.

  Issuer's clients were obtained mainly by personal referral.
  It did not engage in advertising in   either the financial or
  popular media.

  Issuer did not hold itself out as being able to fulfill any request made of it. If a client needed expertise outside its area of competence, Issuer could form a syndicate with other consulting companies or freelance specialists. Small business consultants usually have limited areas of expertise. As often happens, a potential client may need consulting in several areas of its operations. If Issuer cannot perform in all the areas required, it will approach other small consulting companies which have the competency it lacks. If this is one company, a partnership is formed that may not necessarily be equal. If
  this is two or more companies, the relationship,   while still
  a partnership, is usually called a syndicate and the participation of each member is determined by bargaining and negotiation among the proposed syndicate members until mutual agreement is reached.

  Competition is severe among the larger consulting companies, and
  it is brutal among the smaller   ones. The small company area is
  the only one in which Issuer could operate because of its very limited resources. Its typical client profile was that of a small private business that could be acquired by a small public company. Once an acquisition was made, Issuer would seek a contract to perform financial public relations for the new enlarged public company.

  There were a host of persons and companies who offered similar services. Price cutting was rampant in this sector of activity. Many companies delayed payment for services rendered and some did not pay at all. Demands for payment in advance were rejected without discussion and if Issuer insisted on such payment, it lost the deal.

  Operating originally as a holding company after its founding in 1991, Issuer has not had, and to this day does not have, permanent employees. Company affairs are managed by an unsalaried Board of Directors. Its day-to-day affairs were handled by Corporate Managers Inc. which supplies executive, managerial and clerical assistance on a fee basis. At present, Issuer has an agreement with Mezzanine Finance Fund, LLC., a Florida limited liability company, to manage it's affairs.

  It is worth emphasizing that the current business of Issuer
  is to place itself in a proper   posture to effect a reverse
  acquisition and thereby continue its existence as a viable entity, which is something that it cannot do by continuing under its present modus operandi. In the interest of clarity, it should be said that while without a reverse acquisition the Issuer will not be able to survive as a going concern, Issuer does not want to give the impression or to guarantee in any way, that after a reverse acquisition with any merger partner, the union will be a successful one that will allow Issuer to survive and or prosper.

  ITEM  102  DESCRIPTION OF PROPERTY

  (a) Neither Issuer nor Bio-Analytic Laboratories, Inc., its
  former subsidiary, owned the offices   and the production
  facilities they have occupied.

  Issuer's original offices occupied rented space on the second floor of a building at 1070 East Indiantown Road, Suite 208, Jupiter, Florida. The area of these offices was 900 square feet and the annual rental per square foot was $12.00 per year plus a
  common area surcharge of $3.00.   The original lease had a life
  of three years and terminated on March 31, 1999. It was renewed on a year to year basis and the termination of the first renewal was March 31, 2000.

  (b) Investing in real estate and mortgages is not included in the current business activities of the Issuer, nor does its present management have any plans to include it in the future.

  ITEM  103  LEGAL PROCEEDINGS

     (a)    Pending legal proceedings

  On December 31, 2002, Issuer had no pending legal proceedings against it and its management was not aware of any awaiting filing.
     (b)    Pending governmental agency procedures
  On December 31 2002, Issuer had no pending governmental agency
  procedures against it and its   management was not aware of
  any procedures awaiting submission by any governmental agency.

  ITEM 201  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
            MATTERS

  (a)Market Information
     (1)    The common stock of Issuer is traded on the Pink
     Sheets Electronic Quotation Service, under the symbol "STGE".

     (2) The range of the high and low bid for each quarter of the last two fiscal years is as follows:

  PERIOD                    HIGH                LOW
                            BID                 BID
  2002
  1st Qtr                  0.005               0.005
  2nd Qtr                  0.009               0.004
  3rd Qtr                  0.0005              0.0004
  4th Qtr                  0.0005              0.0004

  2001
  1st Qtr                  0.006               0.003
  2nd Qtr                  0.002               0.001
  3rd Qtr                  0.002               0.001
  4th Qtr                  0.016               0.009

  2000
  1st Qtr                  0.017               0.006
  2nd Qtr                  0.088               0.009
  3rd Qtr                  0.054               0.014
  4th Qtr                  0.013               0.004

     (3) The source of the high and low bid information submitted above is the daily summary made available by the Pink Sheets Electronic Quotation Service.
     (4) No cash or stock dividends have been declared on Issuer's common stock because of a paucity of earnings and cash with which dividends could be paid.
     (5) The Issuer's stockholders, common and preferred, received two distributions of assets. On June 12, 1998, for each 1000 shares of common stock held, they received 2 shares of the common stock of Cypro Environmental Group, Inc. On January 30, 1998, for each 10,000 shares of common stock held, they received 17 shares of Freedom Medical Group, Inc. In both instances, the monetary value of the distributions was zero. These were not public companies, their operations were unprofitable and they had a negative net worth. The shares could not be converted to cash to satisfy the arrearage on the preferred stock. Since this was not a cash payment there was no possibility of converting the securities to cash, Issuer was unable to reducing the arrearage on the preferred stock. The preferred stock holders did participate parri-passu in both these distributions.

  ITEM 202  DESCRIPTION OF SECURITIES.
  The Issuer had two classes of capital stock outstanding

     (A)     Class A Preferred Stock

  On April 16, 1997, Issuer's Articles of Incorporation were amended to authorize the issuance of 5,000,000 shares of $.10 par value preferred stock (Class A).

  Issuer's stockholders of record on June 30, 1997, were offered the opportunity to exchange not more than 80% of their common stock for Class A preferred stock. The Class A Preferred Stock was not be sold to nor made available for purchase by the general public. Under the terms of the exchange offer, a common stockholder who tendered 50 shares of Issuer's common stock received one share of Series A Preferred stock and 10 stock
  purchase warrants. Fractional shares   were compensated to
  the stockholder at the rate of $.04 per common share. The dividends on the Series A Preferred Stock were $.16 per annum payable semi-annually in arrears on the last business day of January and July of each year.

  The preferences, restrictions and rights of the Class A Preferred Stock were as follows.

     (1)    The par value was $.10 per share
     (2)    The ascribed nominal value was $2.00 per share
     (3) Preferred shareholders were entitled to receive dividends at the rate of $.16 per share per year.
            These dividends were cumulative.
     (4) The preferred stock would also participate parri-passu in any and all cash dividends paid to common shareholders.
     (5) No dividends would be paid on the common stock if arrears existed on the preferred stock.
     (6) In the event of dissolution or liquidation of Issuer, holders of the preferred stock were entitled to receive a liquidating dividend in the amount of $.10 per preferred share together with all accrued and unpaid dividends, if any, in preference to any payment to the common stockholders.
     (7) Preferred Stock had no voting rights and no sinking fund provision.
     (8) After one year from date of issuance of the preferred stock, and upon 30 days written notice, Issuer could, at any time, call the preferred shares for redemption at the ascribed nominal value of $2.00 per preferred share.
     (9) Each of the warrants attached to the preferred stock was detachable at any time and gave their holder the right to purchase one common share of Issuer at $1.00 per share. The warrant exercise period began on receipt of the warrant and ended at 5:00 PM on December 31, 2002.

  In negotiating the terms of the merger, Issuer's management was hampered due to the existence of preferred shares and their arrears. To eliminate this handicap with any future merger candidate, Issuer's management solved the problem by calling the preferred shares for exchange in accordance with the provisions detailed above and having Mezzanine Finance
  Fund, LLC assume the responsibility of performing the actual exchange and guaranteeing there would not be any liability to Issuer or any surviving company. Compensation to Mezzanine Finance Fund, LLC for performing this function and assuming any contingent liability was 44,788,823 shares of common stock restricted according to the SEC Rule 144.

  (B) Common Stock
  On November 4, 1998, documents were registered by the Secretary of State of Florida increasing the authorized common stock of Issuer from 100,000,000 to 500,000,000 shares. For this modification of the corporate charter, stockholder approval was required, sought and obtained.

  Issuer's common stock has the right to receive all dividends declared from time to time by the Board of Directors in accordance with, and resulting from, the operations of the company.

  Each common share is entitled to cast one vote in any matter legally presented to it.

  No preemptive rights are inherent in the common stock.

  No other material rights are contained other than the normal rights to a proportionate distribution of liquidating dividends after satisfaction of any and all prior claimants.

  There is no provision in the charter or by-laws that could impede, or prevent a change in control of Issuer.

  The total number of Issuer's common shareholders is approximately 6700 as of December 31, 2002.

  (C) Debt securities
  Issuer has no debt securities outstanding and has no plans to issue any such securities.

  (D) Other securities to be offered
  At this time, and in this document, Issuer is registering no other securities.

  ITEM 303  MANAGEMENT'S PLAN OF OPERATION
  During the period covered by the financial statements,
  and the foreseeable future, Issuer has adopted a significant change in the focus of its business activities from that of business and financial consulting to the sale of the company
  to a more financially secure organization   that could make
  better use of its Pink Sheet Electronic Quotation Service listing, in other words, to become the target of a reverse merger.

     (a)     IVY Entertainment.Com, Inc.

  Issuer's management decided that the merger candidate
  offering the best solution to the company problems was
  IVY Entertainment.Com, Inc. hereinafter named Ivy. Discussions with Ivy management reinforced its conviction that the
  merger was in the best interest of its share holders   for
  several reasons. First, because Ivy's industry was quite prominent as the future seemed to be internet related. Second, in the amount of assets IVY was to have when the union occurred.

  Third, in the caliber and integrity of the persons involved which
  after a thorough investigation led   Issuer's management to
  believe were very high. Unfortunately, experience proved the analysis and selection of Ivy by Issuer's management to be wrong.

  Ivy was incorporated under Florida law on May 25, 1999. It was a development stage company that had no operations or business activities at the time the Form 10-SB was submitted. Ivy opened a web site after the Form 10-SB was submitted, the name
  of which was Ivy   Entertainment.com. The web site owned the
  internet rights of the IVY Night Club located in New   York,
  but owned no interest in the club itself.

  Ivy intended to expand its operations through acquisitions and by entering into distribution and marketing agreements with select companies having particular focus on the entertainment, hospitality, financial and technology industries. Ivy signed a
  letter of intent to acquire Strategic   Management Corp., a
  company intended to be a one stop financial services firm catering to small business owners and individuals with a net
  worth of more than $500,000. To enhance its   entertainment
  division, Ivy entered into a marketing agreement with Touch Entertainment, Inc. to distribute its touch screens to night clubs and eateries throughout the world. To enhance its technology division, Ivy entered into a distribution agreement
  with Sense Technologies, Inc. to   distribute its biometric
  (fingerprint) employee verification and authentication system and with Global Communication Networks, Inc. to distribute its internet services and long distance telephone services.

  On August 10, 1999:
  Issuer held a special meeting of its Board of Directors. In this
  meeting, proxies solicited and   received by August 9, 1999, were
  voted. The matters presented to the Issuer's Board of Directors were the following:

  To approve and adopt amended and restated Articles of Incorporation
  of Issuer. in the form   attached to the Proxy Statement dated
  July 9, 1999.

  To authorize the Board of Directors to approve and ratify the removal of Article 9 of Bio-Analytic Laboratories, Inc.
  amended without stockholder approval in October, 1991, through reverse acquisition of Issuer.

  To approve and authorize the Board of Directors, in its sole
  discretion, to proceed if deemed   necessary, with a reverse
  stock split not to exceed 1 for 250 with cash in lieu of fractional shares.

  To grant the Board of Directors the authority to increase the authorized share capital to 100,000,000 shares, after the reverse split, if deemed necessary.

  To approve and grant the Board of Directors the authority to
  acquire Ivy, a Florida corporation, in   consideration of
  8,575,000 shares of the Issuer's new common stock for 100%
  of the capital stock   of Ivy. The Issuer shares shall be
  restricted shares under SEC Rule 144.

  To approve the change of name of Issuer to Strategic Alliance
  Group, Inc.

  All the above were approved with 64% of the shares voting in favor of adoption.

  On October 18, 1999:
  The State of Florida received and accepted Articles of Amendment to the Articles of Incorporation Issuer that changed its name to Strategic Alliance Group, Inc. The document number is G66158.

  On November 12, 1999:
  Officer/Director Resignations were filed with the Department of State of Florida, resigning the entire board of directors and officers Issuer.

  On November 12, 1999:
  Articles of Amendment to the Articles of Incorporation of
  Issuer were filed with the Florida Department of State
  appointing a new Board of Directors composed of Richard
  Gladstone, Howard Helfant and Mark Colacurcio. The date of the
  Amendment's adoption was November 11,   1999. It was adopted
  without shareholder action, which was not required.

  On May 9, 2000:
  Richard Gladstone and Howard Helfant submitted their resignations
  as directors and officers of   the Issuer. This left Mark
  Colacurcio as the Issuer's sole director and officer.

  The offices of Ivy were located at 2505 Boca Raton Boulevard,
  Suite 1, Boca Raton , Florida,   33431. The telephone number
  was (561) 367 8565.

  There were five obligations binding both parties to the reverse
  merger. First, Issuer   shareholders must approve a I for 250
  reverse stock split of Issuer's common stock. Second,   Issuer
  must satisfy all its liabilities and enter the merger with no
  short or long term   liabilities.. Third, Ivy is committed to
  having assets, measured in accordance with generally   accepted
  accounting principles, valued at a minimum of $5,000,000. Fourth,
  the closing of   the reverse merger must take place on or before
  July 31, 1999, unless extended by the   mutual consent of both
  parties. Fifth, the reverse merger is subject to satisfactory due diligence by both parties.

  Ivy's authorized capital consisted of 20,000,000 shares of
  Common Stock, par value $.01 per   share and 10,000,000 shares
  of Preferred Stock, par value $.01 per share. As of September 1, 1999, IVY has 1,000 shares of common stock issued and outstanding.

  On February 9, 2001, as former Chief Executive Officer of Issuer,
  Floyd D. Wilkenson sent   Mark Colacurcio and Richard Gladstone
  a Termination Notice informing them that he was   rescinding
  the merger due to a violation of the terms of the acquisition,
  specifically non   performance of the acquisition terms.
  Mark Colacurcio was given ten (10) days to cure the  matter.

  No cure was provided, therefore the Acquisition Agreement was
  declared null and   void on February 20, 2001.

  On February 24, 2001:
  Mark Colacurcio orally informed Floyd D. Wilkenson of his
  decision to resign as sole officer and   director of Issuer.
  On February 26, 2001, Floyd Wilkenson sent a letter to Mark
  Colacurcio   accepting his oral resignation. In the same letter,
  Wilkenson also asked if Colacurcio would be   willing to stay on
  in his positions for a period of time until Wilkenson was ready
  to resume his   duties as Sole Officer and Director of Issuer.
  Mark Colacurcio agreed to Wilkenson's request.

  On September 28, 2001:
  Mr. Wilkenson had recovered sufficiently from illness to
  resume the responsibilities and duties of   sole director of
  Issuer.  He signed Issuer's 2001 Annual Report. The most
  significant of   Wilkenson's early acts was to instruct
  Aaron Stein, CPA, to review the company Form 10Q-SB's and prepare audited annual financial statements for the fiscal year ending September 30, 2001.

  As Issuer has no permanent full time employees, there was, and
  is, no problem of significant   changes or reductions.
  No contract exists with any temporary employment service.

  (b) Plan of Operation   Country Wide Foods, Inc.

  In October, 2002:
  Management of Ritchie's Rich and Ready Inc., a Utah corporation
  hereinafter called Ritchie's,   started merger discussions with
  a Florida corporation named Freedom Medical Group, Inc. In a special meeting of Ritchie's Board of Directors, held on November
  18, 2002, consideration was   given to the merger of Ritchie's
  with Freedom. The merger was put to a vote. Since Ritchie's is a private company, all the shares were voted either by their owners
  or by proxy. Eighty seven   percent (87%) were cast in favor of
  the merger and it was approved. Mr. Leon Caldwell, was
  appointed Ritchie's Corporate Secretary and given authority
  and instructions to consummate the   merger. On November 18,
  2002, the merger of Ritchies and Freedom was concluded. Papers
  were   filed with the Secretary of State of Florida changing the
  name of the company from Freedom to   Country Wide Foods, Inc.,
  which shall be hereinafter referred to as Countrywide.

  Merger discussions were then started between Countrywide and
  Strategic (STGE) with the Sole   Manager and Director of STGE,
  Mr. Floyd D. Wilkenson. The discussions progressed rapidly and a plan of operation was finally agreed upon. On December 10, 2002,
  the Issuer filed with the SEC   a Report 14C Information Statement.
  It announced Issuer's intention to merge with Countrywide
  and become the surviving company with Ritchie's as a totally
  owned subsidiary. Contracts   between Issuer and Countrywide have
  been committed to and signed by the Countrywide Board   of
  Directors and by Issuer's sole director.

  The merger negotiations are expected to be completed in the first quarter of 2003 after the following procedural matters are completed.

       1. A reverse split of Issuer's stock in the ratio of 1 new share for 250 old shares has been requested by Countrywide and agreed to by the management of Issuer. Issuer's shareholders have already approved this action. The documents will be submitted to the Secretary of State of Florida upon completion of the merger.
       2. Submission of documents to the Secretary of State of Florida changing Issuer's name to Country Wide Foods, Inc.
       3. The filing with the SEC of a Form 8-K giving complete terms of the merger, detailing the composition of the new Board of Directors, the new management of the Issuer and the fact that the merger has in fact been completed.

  After the completion of the merger, Issuer will have issued and
  outstanding common capital stock   of 19,000,000 shares and
  7,738 stockholders.

  Issuer issued two press releases. The first on December 16, 2002, officially announced the merger discussions and gave details of the operations of Ritchie's. On December 23, 2002, Issuer issued a second press release announcing it had assisted in arranging a bridge loan for Ritchie's in the amount of $1,000,000. This bridge loan is convertible by the lender into an equity position. The bridge loan was approved on December 11, 2002, by Capital Group International, a Florida investment banking and corporate development organization. When disbursed, the proceeds of the loan will be used by Ritchie's to equip its Utah turkey
  processing facility. This is the first of   five such processing
  facilities to be located strategically across the United States in order to properly supply its customer base.

  As of December 31, 2002:
  Most of the terms and conditions of this merger had been agreed
  upon. Countrywide, a Florida   corporation, would be the
  surviving company and its first wholly owned operating subsidiary would be Ritchie's a Utah corporation.

  After the merger has been completed, the Issuer's new Board of
  Directors and officers will come   from a pool of personnel
  composed of John Baird, Robert Stenquist, Jason Lee, Leon Caldwell, Richard McIntosh, Brian Baskett, Laurin O'Keefe,
  Jeffrey Jackey, Ron Carey and Paul Schuetzle.   Extended
  biographies of the management team and the positions they will occupy will be supplied after completion of the merger.

  In a desire to avoid repetition of the Ivy experience, Issuer's
  management selected a growth   sector of mundane industry.
  Ritchie's has developed a proprietary non-patented process to produce a new line of innovative deep fried turkeys and turkey
  breasts. The process provides for   injecting the turkeys with
  special recipe marinades, cooking them in deep frying vats, packaging them and distributing them to various distribution channels and target markets. The product enjoys a high consumer acceptance level and, in the opinion of Ritchie's management, a large pent up demand.

  Deep frying of turkeys is the newest method to prepare tender
  and juicy turkey breasts and   components. The population has
  had some experience with home deep frying vats, but these are dangerous. Fire is a constant potential danger, and gallons
  of hot oil are a basis of potential burns.   Ritchie's process
  takes a full turkey or turkey breasts, injects its special recipe
  marinades, tumbles   them to insure tenderness and an even
  distribution of the marinades, and cooks them in peanut   oil.
  The cooking process is based on a controlled moving line of birds
  through a 350 deg vat of   peanut oil. After approximately 45 minutes,
  at the end of the line, the birds are removed and   packaged.
  Breasts, for example, are sliced. This will allow re-heating of the product with uniform heating and maintenance of the juices for the tender and tasty quality Ritchies customers have
  experienced. After packaging, the products are then sent to
  the freezer or delivered fresh as the   case may be.

  Ritchie's business plan proposes the rental of a building, the
  site has already been selected, and   adapting this building to
  its processing requirements will be done when the funds from the bridge loan are disbursed. This means the acquisition of the vat cooking line, the tumbling equipment, the refrigeration equipment, and all other ancillary equipment necessary to provide for an up to 120 bird per day processing line. After product sales have been achieved at 100% of the then existing capacity, Ritchie's will increase its capacity to process up to 1,000 full turkeys a day. The line that was initially installed will be utilized to continue Ritchie's research for variations on the turkey flavoring. This may include, but not be limited to, Cajun flavorings, Kosher processing, and packaging requirements that will be dictated from
  supermarkets for a place in the   Home Meal Replacement market.
  Ritchie's anticipates that Home Meal Replacement will be its main revenue source.

  Issuer is conducting these merger discussions because it feels
  that Ritchie's has identified a   profitable niche market and
  has developed a well-defined strategy to implement its business
  model. Ritchie's   management anticipates the company to be cash
  flow positive beginning by the end of its second year
  of operation, and strongly believes that Country Wide would be
  an attractive investment that will   reward Issuer's stockholders
  as well as new investors. The project itself, once funded, should withstand the element of normal business risks to warrant
  confidence in the project and its   revenue projections.
  However, all uncertainties of future performance cannot be
  predicted. As   such, the investment, as any other, carries a
  certain degree of financial risk.

  Countrywide feels it has identified a profitable niche market
  in the food and particularly the home meal   replacement market
  which is presently a $100 billion market and which food
  analysts expect to double by   the year 2010.

  Ritchie's management anticipates its aggressive yet cost-effective
  strategy will result in   progressively increasing revenues and
  profits. Accordingly, operations in the third year utilizing a full scale 1,000 per day turkey processing facility should result
  in earnings before interest and   taxes of approximately
  $2.1 million as indicated in the table below.

                                     Annual Projections (in 000's)
                                     Year 1   Year 3     Year 5
  Total Revenues,                      962    23,146      68,851
  Total Cost of Sales,                 541    16,466      50,967
  Gross margin,                        421     6,680      17,884
  Total SG & A,                        902     4,573      89,237
  EBIDA,                              (181)    2,107       8,647


  304  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
  ACCOUNTING AND FINANCIAL DISCLOSURE ITEMS

  Prior to 1995, Issuer was a reporting company. In the second
  fiscal quarter of 1995, it elected to   become a non-reporting
  company in order to issue shares of common capital stock under SEC Regulation D-504. The accounting firm of Alliota & Fritsch, LLC, of 140 Intracoastal Pointe Drive, Suite 305, Jupiter, Florida 33477, Telephone (561) 747 1040, was company auditors.

  In 1996, on advice of counsel, Issuer's Board of Directors
  accepted the resignations of Mr. J.   O'Keefe, as its Chief
  Financial Officer, and Ms. V. Lavache as its Secretary/Treasurer. The Board of Directors also terminated the relationship with
  the accounting firm named above. It was agreed   that corporate
  accounting would be performed by Ms. Donna Grooms who performed the duties of accountant and comptroller.

  The present auditor of the Issuer is Mr. Aaron Stein, CPA, of
  534 Willow Avenue, PO Box 315, Cedarhurst, New York 11516, telephone, (516) 569 0520. Mr. Stein is licensed to practice as a
CPA in the State of New York.
  Issuer has not changed accountants during the last two fiscal
  years, nor has it had any   disagreements with the accountants on
  any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures.

  ITEM  310  FINANCIAL STATEMENTS
  STRATEGIC ALLIANCE GROUP, INC.
  AUDITED FINANCIAL STATEMENTS

  Fiscal Years ended September 30, 2002 and 2001

  Table of Contents
  Report of Independent Accountant
  Financial Statements
       Balance Sheet
       Statement of Operations
       Statement of Changes in Stockholders' Deficit
       Statement of Cash Flow
       Notes to Financial Statements

  Aaron Stein
  CERTIFIED PUBLIC ACCOUNT
  981 ALLEN LANE
  P.O. BOX 406
  WOODMERE, NY 11598

  516-569-0520

  To the Board of Directors and Shareholders'
       Strategic Alliance Group, Inc.
  I have audited the accompanying balance sheet of Strategic
  Alliance Group, Inc. as of September 30, 2002,   and the
  related statement of operations, changes in stockholders'
  deficit and cash flows for each year   September 30, 2002
  and 2001. These financial statements are the responsibility
  of the Company's   management. My responsibility is to express
  an opinion on these financial statements based on my audit.

  I conducted my audit in accordance with generally accepted
  auditing standards. Those standards require   that I plan and
  perform the audit to obtain reasonable assurance about whether
  the financial statements are   free of material misstatement.
  An audit also includes assessing the accounting principles used
  and   significant estimates made by management, as well as
  evaluating the overall financial statement   presentation. I
  believe that my audit provides a reasonable basis for my opinion.

  In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eutro Strategic Alliance Group, Inc. as of September 30, 2002 and the
  results of its operations   and its cash flows for the two years
  ended September 30, 2002 and 2001 in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared
  assuming that the Company will continue as a   going concern.
  As discussed in Note 2 to the financial statements, the Company,
  has a very limited   operating history, has a shareholder and
  working capital deficiency and has suffered recurring losses since inception. The Company's lack of financial resources and
  liquidity as of September 30, 2002 raises   substantial doubt
  about its ability to continue as a going concern. Management's
  plans in regard to these   matters are described in Note 2. The
  financial statements do not include any adjustments that might
  result   from the outcome of this uncertainty.

  Aaron Stein
  Woodmere, New York
  October 15, 2002

                         STRATEGIC ALLIANCE GROUP, INC.
                                 BALANCE SHEET
                            SEPTEMBER 30, 2002

  ASSETS

  CURRENT TOTAL ASSETS
      Cash and cash equivalents                $        0




  TOTAL ASSETS                                 $        0

  LIABILITIES AND STOCKHOLDERS' DEFICIT

  CURRENT LIABILITIES
      Preferred dividends                      $        0


  STOCKHOLDERS' DEFICIT
      Common stock, $.10 par value,
      authorized 500,000,000 shares,
      450,000,000 issued and outstanding        45,000,000
      Plus, 25,000,000 Issued but reserved       2,500,000
      for balance of remaining preferred
      shares and cumulated interest,
      Equals 475,000,000

  Additional paid-in capital                   (47,500,000)

  Total Liabilities and Stockholders Equity   $          0
911:



  See accompanying notes to financial statements

  STRATEGIC ALLIANCE GROUP, INC.
  STATEMENT OF OPERATIONS




                                       Years ended September 30,
                                       2002                2001

  REVENUE                            $      0          $       0


  GENERAL AND ADMINISTRATIVE EXPENSES       0                  0


  OPERATING LOSS                            0                  0


  OTHER INCOME (EXPENSES)
   Gain on sale of fixed assets             0                  0
   Interest expense                         0                  0

             Total

             LOSS BEFORE PROVISION FOR
             INCOME TAXES                   0                  0


  INCOME TAXES                              0                  0

  NET LOSS                            $     0            $     0




  LOSS PER SHARE
   Basic                             nil                    nil

  AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING
   Basic                          475,000,000          406,249,977



  See accompanying notes to financial statements


  STRATEGIC ALLIANCE GROUP, INC.
  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
965:
966:
                 Pref Stck

                 Shrs    Amt
  Bal 9/30/01 197,944 $19,794
  Bal 9/30/02    0       0

                    Com Stck            Additional
                                        Paid In     Accum
		   Shrs         Amt         Amount      Capital   Total
  Bal 9/30/01 406,249,977  $40,624,977                      (134,394)
  Bal 9/30/02 475,000,000  $47,500,000 ($47,500,000)              0

979:
  See accompanying notes to financial statements

 STRATEGIC ALLIANCE GROUP, INC.
  STATEMENT OF CASH FLOWS



                                           Years ended September 30,
                                              2002             2001

  CASH FLOWS FROM OPERATING ACTIVITIES

       Net loss                            $      0         $      0

       Adjustments to reconcile net loss to
            net cash used by operating
            activities:
                 Gain on sale of fixed
                   assets                         0              (45)
                 Issuance of common stock for
                   services rendered
                    and other long-term
                      liabilities                 0                0


            Changes in operating assets and
            liabilities:
                 Accounts payable and accrued
                 expenses                         0                0
                 Preferred dividends   See Note   0                0
                 Other long term-liabilities      0                0

                      Net cash used in
                      operating activities        0                0


  CASH FLOWS FROM INVESTING ACTIVITIES

       Proceeds from sale of furniture
       and equipment                              0               0


  CASH FLOWS FROM FINANCING ACTIVITIES

       Proceeds from sale of common stock         0               0


            NET INCREASE/DECREASE IN CASH AND
            CASH EQUIVALENTS                      0            (45)
1029:
  CASH AND CASH EQUIVALENTS, Beginning            0            174

  CASH AND CASH EQUIVALENTS, Ending          $    0        $     0

1034:

  See accompanying notes to financial statements


  STRATEGIC ALLIANCE GROUP, INC.
  NOTES TO FINANCIAL STATEMENTS
  SEPTEMBER 30, 2002

  Note 1: Organization, Business and Significant Accounting
          Policies
       Organization

       Strategic Alliance Group, Inc. (the Company) was originally incorporated in Florida as Eutro
       Group Holding, Inc. in September 1991. On October 18,
       1999 the Company filed its Articles of Amendment to its Articles of Incorporation thereby changing its name to Strategic Alliance Group, Inc. In September 1991 the Company completed a reverse acquisition of Bio-Analytic Laboratories, Inc., which then became a wholly owned operating subsidiary of the Company. On May 6, 1998, the Company sold its Bio-Analytic Laboratories, Inc. subsidiary. Since May 6, 1998, the Company has not had an operating subsidiary.

       Business
       Strategic Alliance Group, Inc. is a holding corporation. Its principal business is to own operating subsidiaries and assist these companies as well as other small and medium size companies with research, development, marketing and sales. Additionally, the Company will assist in the development of business plans and specializes in financial public relations.

       Significant accounting policies
       Use of Estimates in Financial Statements Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

       Cash and Cash Equivalents   For purposes of reporting cash
       flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash and equivalents in the accompanying balance sheet.

       Income Taxes - Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes" is effective for financial statements issued for fiscal years beginning on or after December 15, 1992. Under FAS 109, deferred income taxes generally represent the future tax effect of existing differences between the book and tax bases of assets and liabilities, using the tax rates and laws existing as of the latest balance sheet date.

       The Company has not elected early adoption of this statement. The adoption of FAS 109 is not expected to have a material effect on the Company's financial position or results of operations due to the Company's NOL position and recent losses. The Company expects to record a deferred tax asset that will be fully reserved through the recording of a 100% valuation allowance.

       Earnings per Common Share - Basic loss per common share is computed using the weighted average number of common shares outstanding during the year.

  Note 2: Going Concern Consideration
       The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a very limited operating history, has a shareholder and working capital deficiency and has had losses since inception. The Company's lack of financial resources and liquidity at September 30, 2002 raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company has been dependent upon raising debt and equity funding to remain in existence as a going concern. Its continued existence is also dependent on equity funding.

       The Company will continue to actively search for other suitable operating companies to effectuate a merger with.

  Note 3: Shareholders' Deficit
       None

  ITEM  401  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
  PERSONS;  COMPLIANCE WITH SECTION 16 (a) OF THE EXCHANGE ACT
  DIRECTORS AND EXECUTIVE OFFICERS

                                              Date of      Term
  Name                     Age  Position      Election     Expires
  Floyd D. Wilkenson, Sr.  76   Sole Director Sept.1991   Sept.2003


  All Issuer's directors were elected for an initial term of three years. The last complete Board resigned on April, 1999.

  The following is a biographical summary.

  FLOYD D.WILKENSON, Sole Director. Mr. Wilkenson's record of
  accomplishment spans more   than fifty years.  It includes
  experience in the sale of durable and consumer goods, product marketing and management. Before founding the Issuer, he directed
  the activities of an   investment banking firm and served as its
  CEO. His particular responsibility was as financial and management consultant to manufacturing companies and banks.
  This specialty brought him into   close contact with executives
  of the top twenty five banks of the world such as National Westminster, Credit Swiss and Bank Fur Gemeinwirtschaft.

  SIGNIFICANT EMPLOYEES
  The Issue's sole director, executive manager and sole director is Floyd D. Wilkenson, Sr.

  FAMILY RELATIONSHIPS
  Since the only executive and director is Floyd D. Wilkenson,
  no family relationships between any   directors or executive
  officers of the company exist, either by blood or by marriage.

  DIRECTORSHIPS OF OTHER REPORTING COMPANIES
  The sole officer and director of Issuer holds no directorships in other reporting companies.

  PROMOTERS AND CONTROL PERSONS
  There are no promoters actively involved with Issuer at this time.

  The only control person evident is Floyd D. Wilkenson as described above.

  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS
  Except as set forth below, during the past five years, no
  director, person nominated to become a   director, executive
  officer, promoter or control person of Issuer:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;
     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
     (3) was subject to any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
     (4) was found by a court of competent jurisdiction (in a civil action) the SEC or the Commodity Futures Trading Commission, to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

  ITEM 402  EXECUTIVE COMPENSATION
  Executive compensation

  The only executive is the Sole Executive Officer, Floyd D. Wilkenson. He receives no compensation for the services he renders either in cash or in stock or in any other form of direct compensation or perquisites of any kind. There are no
  other employees. All corporate functions   were performed by
  persons supplied by outside companies providing temporary help or by the occasional outside consultant or contractor.

  Director Compensation
  The directors of Issuer received no direct monetary compensation.
  Upon election to the Board of   Directors, they received 100,000
  shares of Issuer common stock. This stock was investment stock under Rule 144. The directors received no other compensation
  either in stock or in cash or in   options or in stock
  appreciation rights (SAR'') or perquisites of any kind.

  ITEM 403  SECURITY OWNNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT

  Security ownership of certain beneficial owners.
  As of the date of submission of this Form 10 SB there is no
  person or group known to Issuer to be   the beneficial owner
  of more than five percent (5%) of its voting securities.

     (a)    Security ownership of management
  Title of class   Name/Address        Amount and nature     Percent
                   Of benef owner    of beneficial ownership of class
  Common         Floyd D. Wilkenson         0                   0
             3551 S.W. Corporate Parkway
             Palm City, Florida  34990

  There are no internal arrangements either by agreement or in the
  by-laws of Issuer that would   inhibit or prohibit a change in
  control of the Company.

  ITEM  404  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Transactions with management and others.
  Floyd D. Wilkenson, Sr. then Chairman of the Board of Directors
  and Chief Executive Officer,   advanced Issuer at various times
  from September, 1991, to April 30,1999, funds totaling $879,000.

  To comply with the contract for the reverse merger which stated
  that all liabilities must be either   eliminated or satisfied,
  Mr. Wilkenson, Sr. agreed to settle the debt by accepting 20,000,000 shares of Eutro common stock valued at $.02 per share for a total of $400,000. This was restricted investment stock under Rule 144 and eliminated the liability to him by the Issuer. On advice of counsel and of auditor, Mr. Wilkenson, Sr. agreed
  to discount his advances to Issuer to the   amount of $400,000
  instead of the full face value of the loans, because some advances could not be documented. After the legend was legally removed
  from the shares, they were used to reduce   the debts of the
  Issuer and defray its expenses as it had no income from operations or from any other source.

  Certain loans had been made to Issuer, and shown in the financial
  statements, from Mr. Van   Shelly in the amount of $100,000 plus
  interest.  Another loan was made to Issuer by Dr. William
  Barry, a former director for $200,000 plus interest. Both these
  loans were settled by the issuance   of Issuer common stock basis
  $.02 per share and releases were signed by both parties.

  The details are as follows. Mr. Shelly settled for an amount
  totaling $112,000 at $.02 per share of   common stock. Mr. Barry
  settled for 10,000,000 shares of Rule 144 restricted common stock valued at $.02 per share.

  Certain items and obligations of Issuer totaling $46, 638 were assumed and paid by Mezzanine Finance Fund, LLC., a Florida entity, which also purchased certain tangible assets of Issuer with payment in the amount of $10,770. Details of these two
  transactions are contained in Exhibits A   and C to the Bill
  of Sale which is Exhibit D attached to this form.

  Issuer was obligated to a three year lease for the office
  space it occupied on Indiantown Rd. in   Jupiter, Florida.
  Mezzanine Finance Fund, LLC assumed the lease and settled with
  the landlord   and signed a release for any obligation that
  Issuer had to Mezzanine.

  Management's of Issuer and Mezzanine Finance Fund, LLC were the same for the period April 1, 1999, to November 18, 1999, on which date they separated.

  ITEM 601  EXHIBITS

  Attached

  SIGNATURES
  In accordance with Section 13 or 15(d) of the securities
  Exchange Act of 1934, the registrant has   caused this report
  to be signed on its behalf by the undersigned, thereunto duly authorized.

  Startegic Alliance Group, Inc.
  By / s /  Floyd D. Wilkenson
  ________________________________
  Floyd D. Wilkenson
  Sole Director and Officer

  Date January 31, 2003